UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month December 2011
(Commission File No. 001-35193)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐           No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.________.

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant Event, dated December 2, 2011.	2

RELEVANT EVENT
Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) informs that at the Extraordinary General Shareholders’ Meeting held today on second call all the proposals submitted to the shareholders’ approval have been passed. The complete text of the proposals is attached hereto and may also be viewed on the Company’s website (www.grifols.com).
In Barcelona, on this 2nd December 2011
_________________________________
Raimon Grifols Roura
Secretary to the Board of Directors

GRIFOLS, S.A.
PROPOSED RESOLUTIONS TO BE SUBMITTED TO
THE GENERAL SHAREHOLDERS’ MEETING
(1 / 2 December 2011)

First.	Increase of the Company’s share capital in the amount of Euro 2,968,765.80, by issuing 29,687,658 new shares without voting rights of Class B, with a nominal value of Euro 0.10 each, without share premium, against voluntary reserves, in the proportion of 1 new share of Class B for each 10 former shares of Class A or Class B, with provision of incomplete allocation. Amendment of Article 6 of the Company’s Articles of Association (share capital). Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the NASDAQ.
A)	Number and nature of the shares to be issued
It is agreed to increase the Company’s share capital in the amount of Euro 2,968,765.80, by issuing and placing in circulation 29,687,658 Class B shares, of nominal value of Euros 0.10 each, all of them belonging to the same class and series, being Company’s shares without voting rights with the pre-emptive rights established in article 6 Bis of the Articles of Association.
Once the capital increase is carried out, the Company’s share capital will be set at Euro 117,882,384.10, represented by 213,064,899 ordinary shares, belonging to Class A and with a nominal value per share of Euro 0.50; and 113.499.346 non-voting shares, belonging to Class B and with a nominal value of Euro 0.10 per share.
B)	Type of issuance and payment
The Class B shares will be issued for their nominal value of Euro 0.10, without share premium, and will be paid in full against voluntary reserves.
C)	Balance sheet on which the transaction is based
Pursuant to the provisions of article 303 of the Companies Act (Ley de Sociedades de Capital) this increase in share capital is based on the individual balance sheet of Grifols, S.A. closed as of 30 September 2011, which has been duly audited by KPMG Auditores, S.L., and is being approved at this General Meeting.

D)	Free allocation rights
Pursuant to the provisions of paragraph 6.1 of section 6 Bis of the Articles of Association, all the shareholders of the Company have a free allocation right in the proportion of one (1) new Class B share for each ten (10) former shares owned by them, whether of Class A or of Class B.
For the foregoing purposes, shareholders will be understood as all such individuals or legal entities that, at the end of the day immediately preceding that on which the free allocation period referred to below begins, appear as holders of shares of the Company (whether of Class A or of Class B) in the accounting registries of the participating entities of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).
Pursuant to the provisions of article 306.2 of the Companies Law (“Ley de Sociedades de Capital”), the free allocation rights of the new Class B shares will be transferrable, there being a period of fifteen (15) days starting as from the date indicated in the relevant notice which will be published in the Official Gazette of the Commercial Registry (BORME), in order to allocate and transfer such rights.
Once the negotiation period for the free allocation rights expires, all new Class B shares that have not been allocated will be registered under the name of whoever can prove their ownership and kept in deposit. After three years, Class B shares that have not been yet assigned may be sold, according to article 117 of the Companies Act, on behalf of and at the risk of the interested parties. The net amount of such sale shall be held available to the interested parties as established in the applicable legislation.
Notwithstanding the foregoing, if for any reason, upon expiration of the term for the transfer of the free allocation rights, there are still Class B shares pending to be assigned, the share capital will be increased by an amount equivalent to the aggregate nominal value of all Class B shares effectively assigned.
E)	Rights of the new shares
As of the date on which the capital increase is closed, the new Class B shares will confer their holders the rights ascribed to them by the Articles of Association.
F)	Information made available to the shareholders
This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report in compliance with the provisions of the Companies Act, as well as the compulsory report from the Company’s auditors.

G)	Separate voting
Pursuant to the provisions of paragraph 6.1 of section 6 Bis of the Articles of Association, the shareholders who own Class B shares will have the right to vote separately on this resolution.
H)	Application for the listing of the new shares
It is resolved to apply for the listing of the new Class B shares on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ), as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the above-mentioned stock exchange markets, for the admission to listing of the new shares issued as a consequence of the agreed capital increase; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, permanence and exclusion from official listing.
Likewise, it is agreed to request inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).
I)	Delegation of powers to the Board of Directors
The Board of Directors is empowered, with full power of substitution in any of its members, to decline any number of rights of free allocation needed to reconcile the free allocation ratio for the new Class B shares, to declare the closing of the capital increase and redraft article 6 of the Articles of Association (share capital), to apply for the listing of the new Class B shares under the terms set out in paragraph H) above and, in general, to file all such documents or applications as might be required and to carry out all procedures and actions a may be necessary or convenient to fully execute this resolution.

Second.	Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to increase the Company’s share capital pursuant to the provisions of article 297.1.b) of the Companies Act, within the legal term of five years as of the date of this General Shareholders’ Meeting up to a maximum amount equivalent to 50% of the Company’s share capital as of the date of this authorisation, being enabled to carry out the increase at once or in several times. Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to exclude the pre-emptive subscription rights in the relevant capital increases, pursuant to the provisions of article 506 of the Companies Act.

A)	Delegation of the powers to increase the Company’s share capital
To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to increase the Company’s share capital at once or in several times and at any given moment, within a maximum term of five (5) as from the date of this General Meeting, and in an amount that in no case may exceed half of the Company’s share capital at the time of this authorisation.
Pursuant to this authorisation, the share capital increases will be carried out, if appropriate, by issuing and placing in circulation the new shares, with or without share premium, with a consideration consisting in cash contributions.
As long as there are non-voting Class B shares in circulation, the capital increases will observe, when applicable, the provisions of paragraph 6.1 of section 6 Bis of the Articles of Association, so that:
(a)	any capital increase implemented pursuant to this authorisation will entail the issuance of Class A and Class B shares in the same proportion as that represented by Class A and Class B shares over the Company’s share capital at the time this increase is approved;

(b)	Class B shares will have the same pre-emptive right over the Class B shares to be issued in that increase as those recognised to Class A shares over the Class A shares to be issued in that increase, and

(c)	in said capital increases no other shares or securities will be issued.
Likewise, as long as Class B shares hold the redemption rights foreseen in paragraph 4 of article 6.bis of the Articles of Association, the nominal value of the Class B shares to be issued in the execution of this delegation of authorities cannot exceed one fourth of the total amount of the share capital resulting from the capital increase resolution.
B)	Information available to shareholders
This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report in compliance with the provisions of the Companies Act.
C)	Application for the listing of the new shares
When appropriate, the Company will apply for the listing of the new issued shares on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (SIBE / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ) as well as the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).
D)	Delegation of powers to the Board of Directors
To delegate to the Board of Directors, with full power of substitution in any of its members, the authority to:
(a)	the terms and conditions of the capital increases and the characteristics of the shares in all aspects not foreseen by the General Meeting, as well as to freely offer the new unsubscribed shares within the term(s) of exercise of the pre-emptive right of subscription;

(b)	establish that, in the event of an incomplete subscription, the share capital will be increased only in the amount of the subscriptions effectively carried out;

(c)	redraft the articles of the Articles of Association related to share capital and number of shares;

(d)	exclude, pursuant to the provisions of article 506 of the Companies Act, the pre-emptive right in the terms and conditions set forth herein;

(e)	apply for, when appropriate, the listing of the shares issued pursuant to this authorisation, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the above-mentioned stock exchange markets, for the admission to listing of the new shares issued as a consequence of the agreed capital increase; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, permanence and exclusion from official listing;

(f)	request the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

Third.	Amendment of the Articles of Association:
3.1.-	Amendment of articles 1, 9, 13, 14, 16, 17.bis, 23, 25, 26, 27, 28, 29 and 30 of the Company’s Articles of Association in order to adequate their contents to the Companies Act presently in force and to introduce certain qualitative improvements in their wording.
In view of the compulsory report from the Board of Directors, to amend articles 1, 9, 13, 14, 16, 17.bis, 23, 25, 26, 27, 28, 29 and 30 of the Articles of Association in order to adequate their contents to the Companies Act presently in force and to introduce certain qualitative improvements in their wording. These articles will read as follows:

Article 1.- Corporate name.- The company is named GRIFOLS, S.A. (the “Company”) and it is a public limited company (sociedad anónima) of Spanish nationality and corporate nature.
The Company shall be governed by its Corporate Governance System and, as to matters not contemplated or provided for herein, by the legal provisions regarding public limited companies and any other legal provisions applicable thereto.
The Company’s Corporate Governance System shall consist of the Articles of Association, the Regulation of the General Shareholders’ Meeting, the Regulation of the Board of Directors and the remaining Reports, Regulations and Internal Corporate Governance Regulations, passed by the competent bodies of the Company.
Article 9.- Each Company’s share confers upon its rightful holder the status of shareholder and vests such holder with the rights and obligations established by Law and by the Company’s Corporate Governance System, regardless of the class and series of the shares that may be created in each one of the classes.
Article 13.- The General Shareholders’ Meetings may be either ordinary or extraordinary. The ordinary General Shareholders’ Meeting must be held within the first six months of each fiscal year in order to approve, if applicable, the corporate management, the annual accounts for the previous fiscal year and the allocation of the results. Any other shareholders’ meeting will be deemed Extraordinary.
Extraordinary Meetings shall be held whenever the Board deems it convenient on its own initiative or upon the request of one or several shareholders holding at least 5% of the share capital, who must state in their request the matters to be addressed at the Meeting.
In such case, the Meeting shall be called to be held within the two months following the date on which a notarial demand requesting the Board to call the Meeting was served.
Article 14.- Calling of the General Shareholders’ Meeting.-
1.	Both the Ordinary and the Extraordinary General Shareholders’ Meetings must be called according to the legal requirements in force at least one month in advance from the date set for the meeting, except in those cases where the Law might have foreseen other terms, by means of a notice published in, at least, the following media:
a)	The Official Gazette of the Commercial Registry or one of the major newspapers in circulation in Spain.

b)	The web page of the Spanish Securities Exchange Commission.

c)	The Company’s web page.
Notwithstanding the foregoing, when the Company offers the shareholders the genuine possibility of voting by electronic means made available to all of them, the extraordinary General Meetings may be called with a minimum prior notice of fifteen (15) days. This reduction in the term to call the meeting will require an express resolution by the Ordinary General Meeting passed by, at least, two thirds (2/3) of the subscribed share capital with voting rights; the validity of this resolution must not exceed the date on which the next meeting is to be held.

The notice published on the Company’s corporate web page will be kept available uninterruptedly at least until the General Shareholders’ meeting takes place.

2.	The notice must state, in addition to the statements required by article 517 of the Companies Act, the name of the Company, the date and time of the meeting, the agenda, which shall include the matters to be addressed thereat, and the position held by the person or persons issuing the notice; the notice may also set forth the date on which the meeting shall be held, as the case may be, upon second call.

3.	Shareholders representing at least five per cent (5%) of the share capital may request the publication of a supplement to the call of the Ordinary General Shareholders’ Meeting including one or more items in the agenda of the call and to file justified resolution proposals regarding matters already included or that should be included in the agenda, as long as these new proposals are accompanied by a justification or, if applicable, by a justified resolution proposal. This right must be exercised by means of a certified notification, which must be received at the Company’s registered office within five (5) days of the publication of the call to the meeting.

The supplement to the call to the meeting must be published at least fifteen (15) days prior to the date set for the meeting.
Article 16.- Right to attend, proxy granting and representation at the General Shareholders’ Meeting.-
1.	All Company shareholders shall be entitled to attend the general meeting as long as their shares appear registered under their name in the accounting registry at least five (5) days in advance from the date on which the meeting is to be held;

2.	Notwithstanding the foregoing, all shareholders with right to attend the meeting, according to the provisions set forth herein, may do so by means of a proxy, even when such proxy is not a shareholder.

Proxy representation must be granted on a special basis for each meeting, either in writing or by distance communication systems, as long as the identity of the represented shareholder, the proxy-holder and the contents of the proxy itself are duly guaranteed.

In the event the representation is granted to a legal entity, such entity shall appoint an individual as its proxy representative, as established by the Law.
Article 17.bis.- Casting of votes through distance voting systems.-
1.	All shareholders who have right to attend the Meeting may cast their vote regarding the proposals included in the agenda through the following systems of communication:
(a)	By postal correspondence, through the sending of the attendance, proxy representation and distance vote card, duly signed and with indication of the sense of their vote; or

(b)	By electronic correspondence or any other distance voting systems in accordance with the instructions contained on the corporate web page of the Company, provided that the safety of the electronic communications is duly guaranteed and the electronic document through which the voting right is exercised includes a recognized electronic signature, according to the provisions of the Electronic Signature Act (Ley de Firma Electrónica) or that, without fulfilling the requirements for the electronic signature, such electronic signature is deemed to be valid by the Board of Directors for having the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.
In order to be deemed valid, distance votes must be received by the Company at least five (5) days before the date set for the meeting.

2.	The notice of the General Shareholders’ Meeting shall state the deadlines, means and procedures for casting the vote through distance voting systems.

3.	The shareholders who cast their vote through distance voting systems pursuant to this article shall be deemed as present to the effects of convening the meeting. In consequence, the delegations issued previously shall be deemed revoked and those conferred afterwards shall be deemed as not effected.

4.	Notwithstanding the foregoing, a vote casted by distance voting systems shall be rendered void by the personal attendance of the shareholder casting the vote to the Meeting.
Article 23.- The Board of Directors is vested with all the authorities that can be legally delegated by the General Shareholders’ Meeting in accordance with the provisions of the Companies Act (Ley de Sociedades de Capital).
Article 25.- Annual Accounts.-
1.	Within the maximum term of three (3) months following the end of the fiscal year, the Board of Directors must prepare, in compliance with the requirements set by law, the annual accounts, as well as the management report and the proposed allocation of the result corresponding to such fiscal year.

2.	The annual accounts and the management report shall be reviewed by the Company’s auditors and shall be submitted to the shareholders’ consideration and approval, if applicable, at least one month prior to the date of the General Shareholders’ Meeting.
Article 26.- The Extraordinary General Shareholders’ Meeting called for such purpose may pass and implement reorganization, merger and split-up transactions, or any other structural modifications of its competence, following at all times the requirements and formalities set up by the Act on Companies’ Structural Modifications (Ley de Modificaciones Estructurales de las Sociedades Mercantiles) and these Articles of Association.
Article 27.- The dissolution of the Company shall require a prior resolution of the General Shareholders’ Meeting and its dissolution can be based on any of the grounds set forth in Article 363 of the Companies Act (Ley de Sociedades de Capital).
Article 28.- Once the dissolution has been passed, the liquidation shall be carried out according to the provisions of the Companies Act (Ley de Sociedades de Capital). Provided the lack of appointment of the liquidators by the General Shareholders’ Meeting that approved the dissolution of the Company, those who held the office of directors at the moment of dissolution of the Company will be turned into liquidators.
Article 29.- Upon completion of the liquidation, the liquidators or the liquidation committee shall prepare a final balance sheet, a complete report on such liquidation and a project on the splitting of the remaining assets between the shareholders.

Article 30.- 1. The shareholders are subject to the jurisdiction of the Court corresponding to the Company’s registered office.

2. All corporate contentious matters that might arise between the Company and its directors or its shareholders, between the former and latter, or between the shareholders between them, shall be resolved by arbitration of the Arbitration Court of Barcelona (Tribunal Arbitral de Barcelona), of the Catalan Association for Arbitration (Asociación Catalana para el Arbitraje), which will be in charge of appointing one (1) arbitrator and of the administration of the arbitration in accordance with its Regulations. All such matters over which the parties have no free disposition are excepted.

3. Any person subject to a legal incompatibility, especially those established in Law 5/2206, dated 10 April, shall not be entitled to hold offices in the Company.

3.2.-	Inclusion of a new article 9.bis in the Articles of Association in order to incorporate the latest legislative developments concerning corporate web pages introduced by the Companies Act presently in force.

In view of the compulsory report from the Board of Directors, the inclusion of a new section 9.bis in the Articles of Association is resolved, in order to incorporate the latest legislative developments concerning corporate web pages introduced by the Companies Act presently in force. This article will read as follows:

Article 9 Bis.- Corporate web page.- The Company will keep a corporate web page to enable the exercise by the shareholders of their information right, and to divulge the relevant information required by the securities market legislation, which shall include all documents and information foreseen by the Law and the Corporate Governance System of the Company and all other information deemed appropriate to be made available to the shareholders and investors through this system.

3.3.-	Amendment of articles 22 and 22.bis of the Company’s Articles of Association in order to allow more flexibility concerning the regulation of the calls and holding of distance Board Meetings and to adequate their wording to the developments introduced by the new Companies Act.

In view of the compulsory report from the Board of Directors, to amend articles 22 and 22.bis of the Articles of Association in order to allow more flexibility concerning the regulation of the calls and holding of distance Board Meetings and to adequate their wording to the developments introduced by the new Companies Act. These articles will read as follows:

Article 22.- Calling of the Board of Directors, quorum and majorities.- The Board of Directors shall be called to a meeting by the Chairperson or the or by the person validly taking his place, by any mean that allows its receipt with at least ten (10) days prior to the date on which the meeting is to be held, except for urgent matters that justify a shorter term. The notice of the meeting of the Board shall state the place, date and time as well as the matters to be discussed thereat.

Notwithstanding the foregoing, the Board of Directors shall be considered validly held without having been called, if all the directors attending or represented by proxy unanimously accept the holding of the meeting, as well as the agenda to be discussed thereat.

The directors constituting at least one third (1/3) of the members of the Board of Directors may call a meeting, for it to be held at the locality of the registered office, indicating the proposed agenda if, prior request to the Chairperson, he fails to call the meeting without a reasonable cause within one month from said request.

The attendance of one half plus one of its members, being present or represented by proxy, is required for validly holding meetings of the Board of Directors.

Resolutions shall be passed by absolute majority of the members of the Board present at the meeting. In the event of a tie, the Chairperson shall have the casting vote.

Article 22.bis.- Meetings held through distance communication systems.- The Board of Directors, as well as the Committees established within it according to the provisions of the Articles of Association, may hold meetings by videoconference, conference calls or by any other distance communication systems as long as said communications take place in real time and, therefore, in one sole act, and both the identity of the participating or voting individual and the security of the electronic communications, are properly guaranteed. Additionally, any communication or information provided by the Board of Directors or any of the Committees therein shall be in writing, being the electronic means and other distance communication systems admissible. For such purposes, email addresses supplied by the Directors to the Secretary to the Board of Directors shall be deemed valid.

Fourth.	Amendment of articles 5, 6, 7, 8, 9, 11, 12, 16, 19 and 20 of the Regulations of the General Shareholders’ Meetings in order to adapt their contents to the Companies Act presently in force and to introduce certain qualitative improvements in their wording.

In view of the compulsory report from the Board of Directors, to amend articles 5, 6, 7, 8, 9, 11, 12, 16, 19 and 20 of the Regulation of the General Shareholders’ Meetings in order to adapt their contents to the Companies Act presently in force and to introduce certain qualitative improvements in their wording. These articles will read as follows:
Article 5. General Principles
1.	The General Shareholders’ Meeting is the supreme decision making body of the Company regarding the matters of its competence.

2.	The General Meeting, duly called and summoned, represents all shareholders, and their resolutions, adopted pursuant to the provisions of the Law, the Articles of Association and these Regulations, shall bind all shareholders, including the dissenting shareholders and those who did not attend the meeting.
Article 6. Types of General Meetings
1.	The General Shareholders’ Meeting may be ordinary or extraordinary.

2.	The Ordinary General Shareholders’ Meeting, previously called for that purpose, must necessarily meet within the first six (6) months of each fiscal year, in order to approve, if applicable, the corporate management, the annual accounts of the previous fiscal year and to resolve on the allocation of the results.

3.	All General Meetings not foreseen in the preceding paragraph shall be considered Extraordinary General Meetings.
Article 7. Competence of the General Meeting
1.	The General Shareholders’ Meeting, duly called and summoned, shall decide on all matters relating to its competence, in accordance with the Law and the Articles of Association.

2.	In particular, the General Shareholders’ Meeting shall be in charge of adopting the following resolutions:
(a)	the approval, as the case may be, of the corporate management and of the annual accounts and the allocation of the results;

(b)	the appointment and dismissal of the members of the Board of Directors;

(c)	the appointment and removal, in accordance with the legal requirements, of the Auditors;

(d)	the amendment of the Articles of Association;

(e)	the increase and reduction of the share capital, with suppression, if applicable, of the preferential subscription right; the delegation to the Board of Directors, within the terms foreseen by law, of the authority to set the date or dates for the execution of the agreed capital increase; the authorisation to the Board of Directors to increase the capital pursuant to the provisions contained in article 297.1.b of the Companies Act (Ley de Sociedades de Capital);

(f)	the issuance of numbered series of bonds or other securities, whether convertible or not, that may recognise or create a debt;

(g)	the transformation, merger, split-off and dissolution of the Company;

(h)	the establishment of the remuneration of the Board of Directors and the application, as the case may be, of board members and company officers payment systems, through the distribution of shares, of option rights over the shares, or of incentives related to the value of the Company shares;

(i)	the authorisation for the derivative acquisition of own shares;

(j)	the exercise of the Company’s action for liability, according to requirements established by Law;

(k)	the approval and amendment of the Regulations of the General Shareholders’ Meeting;

(l)	the creation of a corporate web page; and

(m)	any other matter attributed to it by law of by the Articles of Association.
Article 8. Calling of the General Shareholders’ Meeting
1.	The Board of Directors of the Company must call the General Shareholders’ Meeting, both ordinary or extraordinary, following the requirements foreseen in the Law and in the Articles of Association, by means of a notice published in, at least, one of the following media:
a)	The Official Gazette of the Commercial Registry or one of the major newspapers in circulation in Spain.

b)	The web page of the Spanish Securities Exchange Commission.

c)	The Company’s web page.

The calling of the General Shareholders’ Meeting must be published at least one (1) month in advance from the date set for the meeting. This does not contravene any events in which the Law foresees different terms for the calling of the meeting.

Notwithstanding the foregoing, the Extraordinary General Meetings may be called with a minimum prior notice of fifteen (15) days, provided always that the Company offers its shareholders the actual possibility of voting by electronic means. This reduction in the term to call a meeting will require an express resolution of the Ordinary General Shareholders’ Meeting, passed by, at least, two thirds (2/3) of the subscribed share capital with voting rights; the validity of the resolution must not exceed the date on which the next meetings is to be held.

The notice of the calling shall state, in addition to the statements required by article 517 of the Companies Act, the name of the company, the date, and time of the General Shareholders’ Meeting, the agenda with all the matters to be discussed therein, as well as the position held by the person or persons issuing the notice and it may also state the date in which, if applicable, the meeting shall be held on second call. Between the first and second call a period of, at least, twenty-four (24) hours must elapse.

2.	Shareholders representing, at least, five per cent (5%) of the share capital may request that a supplement to the notice of the Ordinary General Shareholders’ Meeting be published, including one or more items in the agenda and filing justified proposals covering matters already included or that should be included in the agenda, as long as these new items are accompanied by a justification or, if applicable, by a justified resolution proposal . This right may be exercised by means of certified notification, which must be received at the registered office within five (5) days following the date of publication of the notice.

The supplement to the notice of the meeting must be published at least fifteen (15) days prior to the date set for the General Meeting.

3.	The General Shareholders’ Meeting shall be called:
(a)	If ordinary, within the first six (6) months of each fiscal year;

(b)	If extraordinary, whenever the Board of Directors deems it to be convenient;

(c)	In any case, when requested, via Notary Public document, by one or several shareholders representing at least five per cent (5%) of the share capital, stating in said request the items to be discussed at the General Meeting. In such a case, the Meeting shall be called to be held within two (2) months following the date on which the Board of Directors was notarially required to call it.
If the General Meeting has not been called within the legally established term, it can be called, upon request of any shareholder, in case of ordinary General Meeting, or upon the request of the shareholders referred to in the section (c) above, by the Judge of the Commercial Court of the jurisdiction in which the Company’s registered office is located.
Article 9. Information right available for shareholders prior to the holding of the General Meeting
1.	Information on the Company’s corporate web page

As of the date of publication of the notice of calling of the General Meeting, shareholders shall have the right to obtain information on the Company’s web page concerning:
(a)	the full text of the calling of the meeting;

(b)	the total number of shares and voting right as at the date of the calling;

(c)	the documents to be presented at the Meeting and, in particular, the reports of the directors, auditors and independent experts;

(d)	the complete text of the proposed resolutions formulated by the Board of Directors in relation to the items in the agenda for the Meeting or, in their absence, a report from the competent bodies, commenting each one of the items in the agenda. The proposed resolutions submitted by the shareholders will also be included as they are received;

(e)	any other documents that must be made available by Law to the shareholders regarding the items in the agenda;

(f)	the forms that will have to be used for distance voting and granting of representation, which in accordance with the provisions contained in the Articles of Association and these Regulations, must be made available to shareholders, except for when the forms are sent directly by the Company to each shareholder. In the event they cannot be published on the internet site due to technical reasons, the Company must indicate on the internet site how to obtain the paper forms, which it will have to send to all shareholders who request them;

(g)	any other information that the Board of Directors deems appropriate for the full effectiveness of the shareholders’ information rights.
The notice published on the Company’s corporate web page will be available uninterruptedly until the General Shareholders’ meeting is held.

2.	Request for prior information
(a)	Up to the seventh day prior to the date foreseen for the General Meeting to be held, the shareholders shall have the right to request from the Board of Directors any information or clarification they may require about the items included in the agenda, or to formulate in writing any questions they may deem pertinent. Likewise, in the event that Company shares were quoted on an official secondary market, the shareholders shall have the right to request any information or clarification or to formulate in writing any questions concerning the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Meeting was held.

(b)	The Board of Directors shall be obliged to provide the required information in writing up to the day the General Meeting is held, except in those cases where, according to the judgment of the Chairperson of the Board of Directors, the publication of the requested information may be prejudicial to the Company’s interest. Notwithstanding the above, in no case shall the request for information be denied when such request is backed up by shareholders representing at least twenty five per cent (25%) of the share capital.

(c)	The requests for information referred to in the preceding section (a) shall be made by means of a delivery of the request at the registered office, or by post delivery or any other means of distance electronic communication.

The only distance electronic communication means to be admitted will be those in which the electronic document based on which the request for information is carried out incorporates a recognised electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica) or that, without observing the requirements for the recognised electronic signature, such were deemed to be valid by the Board of Directors due to the fulfilment of the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.

Article 11. Representation
1.	Any shareholder with the right to attend according to the provisions of the preceding Article 10 may be represented at the meeting by means of another person, even if such person is not a shareholder.

In the event the representation is granted to a legal entity, such entity shall appoint an individual as its proxy representative, as established by the Law.

2.	The representation must be granted on a special basis for each meeting, either in writing or by distance communication systems, as long as the identity of the proxy-holder, the represented shareholder, and the contents of the conferred representation are duly guaranteed. The Company’s web page shall include the procedures and requirements concerning the distance granting of representation.

3.	Those individual shareholders who do not have full capacity to act, as well as corporate shareholders, may be represented by those who exercise, by law, their legal representation, which must be duly proven.

4.	The representation may always be revoked. Personal attendance of the represented shareholder to the Meeting shall automatically entail the revocation of the representation.
Article 12. Public request for representation
1.	The public request for representation shall be governed by Article 186 of the Spanish Companies Act (Ley de Sociedades de Capital). In the event that the Company is quoted on an official secondary market, such limitations as established in Article 114 of the Securities Market Act (Ley del Mercado de Valores) shall be respected regarding the exercise of the voting right of representatives.

2.	In any event, the document, in which the power of representation appears, shall contain or have annexed the agenda of the General Meeting, as well as the instructions concerning the exercise of the represented party’s right to vote and the indication in which sense the proxy-holder shall vote in the case of no direct instructions being imparted.

3.	Exceptionally, when circumstances that where not known by the shareholder at the time of sending of the voting instructions arise, the proxy-holder may vote in a contrary sense, if the interests of the represented party might be damaged otherwise. In the event a vote is cast in a contrary sense to the instructions received, the proxy-holder must inform the represented shareholder immediately in writing explaining the reasons for such vote.

4.	A public request for representation shall be considered to have taken place when the same proxy-representative is granted representation by more than three (3) shareholders.
Article 16. Chairperson’s Speech and Participations
1.	Once the General Meeting has been summoned, the Chairperson shall invite the shareholders who wish to speak in order to request information regarding the items in the agenda, to make this known to the Secretary, or as the case may be, to the Notary Public, or to those assisting them, indicating his name and surnames, the number of shares they own or, if applicable, they represent. If they wish to request that their participation should be recorded literally in the Minutes of the Meeting, they will have to deliver it in writing at that moment to the Notary or the Secretary.

2.	Before starting the round of speeches, the Chairperson will present to the General Shareholders’ Meeting the most relevant aspects of the fiscal year and the Board of Directors proposals, being able to require the attendance of the remaining members of the Board of Directors, of the Secretary and the managers of the Company.

3.	After the Chairperson has finished his speech and once the Board table presiding the Meeting has the list of shareholders who wish to speak and, in any case, before voting on the matters included in the agenda, the shareholders’ turn to speak will be opened in the order in which they are called by the presiding Board table.

4.	The Chairperson of the Audit Committee or, in his absence, a member of such Committee will answer any questions and requests for information regarding any issues within the remit of the Audit Committee, without prejudice to the faculty to inform of the remaining members of the Board of Directors.

5.	The Board of Directors shall be obliged to provide the information or clarifications concerning the items in the agenda that the intervening shareholders may request verbally. In the case of not being able to satisfy the right of the shareholder at that moment, the Board of Directors shall be obliged to facilitate the relevant information in writing within seven (7) days following the end of the Meeting, except in those cases where, in the Chairperson’s judgement, the publication of the requested information may be prejudicial to the best interests of the Company.

The information cannot be denied when the request is backed by shareholders who represent at least twenty-five per cent (25%) of the share capital.

Article 19. Voting and passing of resolutions
1.	Following the aloud reading by the Secretary, which may be waived when no shareholder opposes it, of the proposals of resolutions, voting shall take place firstly on the proposals formulated by the Board of Directors and, in such case, it shall then pass to voting on those made by other proposers in such events as set forth in the Spanish Companies Act (Ley de Sociedades de Capital).

In any case, when a proposal of resolution is passed, all others on the same matter that are incompatible with it shall automatically be withdrawn and thus not be submitted to voting.

2.	In order to vote on resolutions the following voting determination system will be used, without prejudice of the Chairperson’s faculties to agree on the use of another alternative system when circumstances so advise: favourable votes will be understood as those corresponding to all shares with voting rights attending the meeting, minus the votes of shares whose owners or proxy holders vote against, in blank or abstain.

3.	Once the voting for each resolution has concluded, the Chairperson or, by his delegation, the Secretary shall declare the resolution passed or rejected, computing, in such case, the votes casted by distance voting systems in accordance with the provisions set forth in Article 20 of these Regulations.
Article 20. Distance voting
1.	According to the provisions of the Articles of Association, shareholders with the right to attend may cast a distance vote regarding the proposals included in the agenda, through the following systems of communication:
(a)	by postal correspondence, through the sending of the attendance, proxy representation and distance vote card, duly signed with clear indications of the sense of their vote; or

(b)	by electronic correspondence or any other distance communication systems, following the instructions contained on the corporate web page of the Company, as long as the safety of the electronic communications is duly guaranteed and the electronic document through which the voting right is exercised incorporates a recognised electronic signature, pursuant to the Electronic Signature Act (Lye de Firma Electrónica), or that, without fulfilling the requirements for the electronic signature, such electronic signature is deemed to be valid by the Board of Directors for having the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.

2.	The notice of the calling of the General Meeting will contain the procedure, the requirements and the deadlines for distance voting.

3.	The distance vote shall not be valid, if received by the Company less than five (5) days in advance of the date set for the holding of the meeting.

4.	The shareholders who cast a distance vote pursuant to the provisions of this article shall be deemed as present to the effects of convening the Meeting. In consequence, the previously issued delegations shall be deemed revoked and those conferred afterwards shall be deemed as not effected.

5.	Notwithstanding the foregoing, a vote casted by distance voting system referred to in this article shall be rendered void by the attendance of the shareholder casting the vote to the Meeting.

Fifth.	Establishment of the corporate web page pursuant to the provisions of article 11.bis of the Companies Act.

Pursuant to the provisions of article 11.bis of the Companies Act, it is resolved that the corporate web page of the Company is the following: www.grifols.com.

Sixth.	Granting of authorities in order to formalise and execute the resolutions passed by the General Meeting.

To empower all members of the Board of Directors, as well as its non-members Secretary and Vice Secretary, so that any of them, indistinctively, may formalize in a public deed the resolutions passed by the General Meeting, with the power to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and to the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization comprises as well the granting of all kinds of public or private documents as may be deemed necessary for the implementation, development and formalization of all resolutions passed by the General Meeting, with no limitation.
*          *          *
THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL
SPANISH VERSION OF THE PROPOSED RESOLUTIONS TO BE SUBMITTED TO
THE GENERAL SHAREHOLDERS’ MEETING. IN CASE OF DISCREPANCIES, THE OFFICIAL
SPANISH VERSION SHALL PREVAIL.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: December 2, 2011